                                                                    Exhibit 99.1

                                                           [English Translation]
                                                                 October 9, 2003
                                                                 Fair Disclosure


                              HANARO TELECOM, INC.
                        September 2003 Subscriber Numbers

1.  BROADBAND

              Products                                                September
              --------                                                ----------
        Residential             ADSL                                   1,138,972
                                Cable Modem                            1,617,468
                                SUB-TOTAL                              2,756,440
        Corporate               ADSL                                      19,567
                                Cable Modem                                2,417
                                SUB-TOTAL                                 21,984
        VDSL                                                             144,363
        LMDS                                                              32,822
        Wireless LAN (Note 1))                                            19,729
                                                                      ----------
                                TOTAL                                  2,975,338
                                                                      ----------
                                NET ADDS                                   3,209
                                                                      ----------

2.  VOICE

              Products                                                September
              --------                                                ----------
        Residential                                                      718,305
        Corporate                                                        271,741
        VoIP                                                              27,882
                                                                      ----------
                                TOTAL                                  1,017,928
                                                                      ----------
                                NET ADDS                                   1,542
                                                                      ----------

3.  LEASED LINE


              Products                                                   Sept
              --------                                                ----------
        Leased line                                                        3,272
        Internet dedicated                                                 3,328
        LMDS(I/D)                                                             11
        Wireless Internet Dedicated                                          267
        International Leased Line                                             44
                                                                      ----------
                                TOTAL                                      6,922
                                                                      ----------
                                NET ADDS                                    -106
                                                                      ----------

4.  GRAND TOTAL


                                                                         Sept
                                                                      ----------
                                TOTAL                                  4,000,188
                                                                      ----------
                                NET ADDS                                   4,645
                                                                      ----------


   Note 1): Based on number of IDs, Wireless LAN has 37,331 subscribers